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                                                                    Exhibit 99.2

                                GIFT INSTRUMENT
                 CHARITABLE GIFT TO BERKSHIRE HILLS FOUNDATION


     Berkshire Hills Bancorp, Inc., 24 North Street, Pittsfield, Massachusetts (the "Company"), desires to make a gift of its common stock, par value $.01 per share to the C (the "Foundation"), a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between the Company and the communities in which it and its affiliates maintain a banking office to enable the communities to share in the potential growth and success of the Company and its affiliates over the long term. To that end, Berkshire Hills Bancorp, Inc. now gives, transfers, and delivers to the Foundation _________ shares of its common stock, par value $.01 per share, or total consideration of $0.01 per share, or $_________, subject to the following conditions:

     1. The Foundation shall use the donation solely for charitable purposes, including community development, in the communities in which Berkshire Bank, Pittsfield, Massachusetts, maintains a banking office, in accordance with the provisions of the Foundation's Certificate of Incorporation; and

     2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value of the assets held by the Foundation, except that this restriction shall not prohibit the board of directors of the Foundation from selling a greater amount of Common Stock in any one year if the board of directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the
Foundation would:   (a) result in a long-term reduction of the value of the
Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; or (b) otherwise jeopardize the Foundation's tax-exempt status.


Dated:__________________, 2000     Berkshire Hills Bancorp, Inc.


                                    By:  ______________________________
                                         James A. Cunningham, Jr.
                                         President and Chief Executive Officer